

Orbis
Grupa Hotelowa

Warszawa,2006-03-27



06012381

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel

Novotel

Mercure

Ibis

Orbis Hotels

Etap

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed a current report no 5/2006 concerning the dates of submitting periodical financial reports to the Securities and Exchanges' Commission in Warsaw.

Best regards

Alain Billy

Member of the Management Board

The Management Board of Orbis S.A. hereby informs about a change in the publication date of the annual reports: the stand-alone financial statements of the company Orbis S.A. and the consolidated financial statements of the Orbis Group for 2005.
The date of publication of the said reports has been scheduled for May 26, 2006.

The change of dates is the result of works related to transition of the entire Orbis Group into the IFRS. At the same time, a joint date of publication of both the annual reports corresponds with the stance of the licensed auditor, according to whom, in line with the IFRS, the stand-alone report should not be published prior to the publication of the consolidated financial report.